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January 30, 2007


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549


Attention:  Angela Crane, Branch Chief


Regarding:  Eastman Kodak Company
            Form 10-K for the fiscal year ended December 31, 2005
            File No. 001-00087


Dear Ms. Crane:

Please find attached the Company's response to the Staff's letter to me dated January 8, 2007. If you have any questions, please call Diane Wilfong (Kodak) at (585) 781-
5650, Laurence Hickey (Kodak) at (585) 724-3378 or Brian Lane
(Gibson, Dunn & Crutcher) at (202) 887-3646.

                              Sincerely,

                              /s/ Frank S. Sklarsky

                              Frank S. Sklarsky
                              Chief Financial Officer and
                              Executive Vice President


Attachment

cc: Brian Lane, Esq.


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Form 10-K for the fiscal year ended December 31, 2005

General

1. We refer you to the representation in your response letter dated December 15, 2006, that your line of non-destructive testing films and developing chemicals has the potential to be designated "dual use" by the Commerce Department's Bureau of Industry and Security. Please advise us whether the referenced film-developing chemicals, which your foreign subsidiaries provide to Iran, Sudan, and/or Syria, can be used as agents or precursors for agents in chemical weapons. Please also clarify for us into which of these countries the film-developing chemicals are provided.

To the best of Eastman Kodak Company's ("Kodak") management's knowledge, our non-destructive testing film developing chemicals cannot be used as agents or precursors for agents in chemical weapons.

Sales of small quantities (less than $5,000 per year) of these chemicals were made by an overseas subsidiary of Kodak to civilian customers in Syria in 2005 and 2006.